UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On August 11, 2016, LATAM Airlines Group S.A. (the "Company"), furnished a Report on Form 6-K (the "Original Form 6-K") furnishing a press release (the "Release") announcing the Company's consolidated financial results for the second quarter ended June 30, 2016.

The Company is furnishing this Amendment (this "Amendment") to the Original 6-K, solely to furnish a revised version of the Release. The revised Release contains the following modifications, to correct: (i) the amount of percentage points decrease in operating margin as compared to the second quarter 2015; (ii) the amount of gain recognized by the Company under Other income (expense); (iii) the amount of deposits with aircraft manufacturers (pre-delivery payments); and (iv) the Effective Tax Rate presented in the Consolidated Financial Results.

This Amendment does not otherwise amend, modify or update any disclosures contained in the Original 6-K with respect to any events occurring after the furnishing of the Original 6-K.

LATAM AIRLINES GROUP REPORTS CONSOLIDATED OPERATING INCOME OF US$1.3 MILLION FOR SECOND QUARTER 2016

Santiago, Chile, August 11, 2016 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN), the leading airline group in Latin America, announced today its consolidated financial results for the second quarter ended June 30, 2016. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.50 per USD.

Highlights

•	LATAM Airlines Group reported operating income of US$1.3 million for second quarter 2016 and US$220.4 for the first half of 2016. Operating margin reached 0.1% for the quarter, representing a slight decrease of 0.7 percentage points as compared to the second quarter 2015. Operating margin for the first half of 2016 reached 5.0%, in line with our guidance and 0.3 percentage points above the same period of 2015.

•	Total revenues during the second quarter 2016 declined by 12.5% due to a 13.7% decline in passenger revenues and a 22.3% decline in cargo revenues. This revenue decrease continues to reflect a weak macroeconomic environment in South America – especially in Brazil – and the devaluations of Latin American currencies during the period. Part of this decline was offset by the continued positive trend in costs, with total operating expenses declining by 12.0%, resulting in a 10.5% decline in costs per ASK equivalent.

•	As of August 2016, LATAM Airlines Group has reduced fleet assets for 2017 - 2018 by US$1.1 billion, in line with the Company’s previously announced plans to achieve a decrease of US$2.0 to US$3.0 billion in our expected fleet assets for 2018. This reduction was achieved through the deferral of twelve Airbus A320neos and two Airbus A350s, which represent a total reduction of US$829 million in fleet commitments for 2017 and 2018. The Company will also redeliver five more Airbus A320s, three Airbus A319s, and one Boeing 777-200F in 2017 as compared to our previous quarter´s fleet plan, representing a total reduction of approximately US$260 million in fleet assets.

•	LATAM Airlines Brazil continues to adjust capacity in Brazil in line with demand conditions on both domestic and international operations in that market. LATAM Airlines Brazil reduced domestic capacity by 13.7%, while revenues per ASK increased by 6.2% in second quarter 2016 as compared to the same quarter of 2015, when measured in Brazilian reais. Furthermore, as previously announced, LATAM Airlines Brazil continues to reduce capacity on international routes between Brazil and the US, reaching a reduction of approximately 35% during the second half of 2016 compared to the same period 2015.

•	Meanwhile, the Company continues to strengthen its network, taking advantage of specific opportunities for profitable growth in LATAM’s South American Spanish-speaking markets (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador). In July, LATAM Airlines Chile began flying directly between Santiago and La Paz and will fly direct between Santiago and Los Angeles, USA in the fourth quarter. Additionally, LATAM Airlines Peru will connect its Lima hub with Barcelona by the end of the year, and with Cartagena, Colombia in January 2017.

•	On July 12th, the Company announced that it had entered into a subscription agreement under which Qatar Airways will acquire up to 10% of LATAM's total shares, which will be acquired through the issuance of new shares at a price of US$10 per share in connection with a capital increase in the amount of US$613 million. On July 18th, LATAM announced that its Board of Directors agreed to call an Extraordinary General Shareholders Meeting for August 18, 2016, in order to submit for shareholder approval the increase for the purpose of strengthening the financial position of the Company. The transaction is expected to be concluded during the fourth quarter 2016.

management commentS on SECOND QUARTER 2016

Over the last year, we have implemented significant changes with the objective of transforming LATAM into a simpler, leaner and more efficient group. We have made these changes amidst a challenging and volatile macroeconomic scenario in the region, and we acknowledge that results have not fully met our expectations. For that reason, and in order to prepare ourselves for future market challenges and opportunities, we recognize the need to become more innovative and to continue working at an accelerated pace to address the changing dynamics of customers and the industry, as well as the economic situation in South America.

With this is mind, and as previously announced, LATAM and its affiliate carriers have further advanced in the redesign of their domestic passenger business model, in order to increase competitiveness and ensure the sustainability of domestic operations in the long term. This project seeks to achieve significant reductions in costs per ASK, allowing us to provide more competitive fares. Increased operational efficiencies will allow us to continue stimulating new demand and driving the growth of air travel in South America. Other key elements under evaluation include pursuing initiatives to increase ancillary revenues. LATAM recognizes the vast opportunities in adopting global best practices that will generate additional revenue, while granting customers greater flexibility and customization throughout their journey. We have made important progress in this project thus far, and are confident of a positive outcome once the new business model is implemented. The project is still in the design phase and we expect to provide more details within the coming months.

Furthermore, we have broadened the scope of our transformation initiatives to include regional and long haul operations, applying the lessons learned from the redesign of the domestic model. This will allow us to leverage opportunities to simplify processes, increase efficiencies, and improve the value proposition for our customers. We expect all these changes to positively impact profitability and cash flow generation going forward.

While management continues to focus on initiatives aimed at strengthening the balance sheet, tapping previously unexplored revenue streams and lowering costs, we were proud to supplement these internal efforts with a proposed capital increase and an agreement with Qatar Airways to acquire up to a 10% stake in LATAM. This is a move that not only strengthens our liquidity position, but offers the opportunity to explore stronger ties with this global player. This transaction will benefit consumers in the short and medium term as the Company will be able to evaluate financing options with greater flexibility and continue to invest in technology and products. In the longer term, Qatar’s equity participation in the Company, also offers the opportunity to explore improved connectivity between South America and the Middle East and Asia for our customers.

The group is confident that these initiatives will allow us to preserve LATAM’s position among the leading airline groups in the world, ensuring sustainability in the long term and strengthening our financial position, as well as continuing to be the preferred airline group by its customers and employees.

management discussion and analysis of SECOND Quarter 2016 Results

Total revenues in the second quarter 2016 totaled US$2,110.6 million compared to US$2,412.9 million in second quarter 2015. The decrease of 12.5% is driven by a 13.7% and 22.3% decrease in passenger and cargo revenues, respectively, but slightly compensated by a 42.1% increase in other revenues. Passenger and cargo revenues accounted for 80.9% and 12.3% of total operating revenues, respectively, during the most recent quarter.

Passenger revenues decreased 13.7% during the quarter, which reflects a 14.3% decline in consolidated passenger unit revenue (RASK), offset by a 0.8% increase in capacity, when compared to the second quarter 2015. The RASK decrease was driven by a 15.2% drop in yields, while load factors showed an improvement of 0.8 p.p. to 82.7%. Yield performance continues to be negatively impacted by the weak macroeconomic scenario in South America, as well as weak local currencies.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended June 30
	RASK		ASK		Load Factor
	(US cents)		(millions)
	2Q16	% Change (YoY)	2Q16	% Change (YoY)	2Q16	% Change (YoY)

Bussines Unit
Domestic SSC	6.5	-21.4%	5,301	7.2%	78.8%	0.9 pp
Domestic Brazil	5.4	-9,7%*	8,829	-13.7%	81.2%	1.7 pp
International	5.4	-17.0%	17,679	7.9%	84.6%	0.1 pp
Total	5.4	-14.3%	31,809	0.8%	82.7%	0,8 pp

*RASK in domestic Brazil increased 6.2% when measured in BRL

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

During the second quarter 2016, demand in the airline group’s Spanish speaking country affiliates (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador) continued to grow at a steady pace, with an increase of 8.4% in passenger traffic as measured in RPKs. Passenger capacity as measured in ASKs grew by 7.2% during the quarter, driven by growth in Peru and Chile, with load factors showing an increase of 0.9 p.p., reaching 78.8%. During the quarter, RASK continued to be pressured mainly due to the fact that local currencies remain below 2015 levels and additional capacity has been added to SSC markets, which remain very healthy. As a result, revenues per ASK in US dollars declined 21.4%, as compared to the second quarter 2015.

In the domestic Brazil passenger operations, LATAM Airlines Brazil reduced capacity by 13.7% in the second quarter 2016 as compared to the same quarter of 2015. Traffic as measured in RPKs decreased by 11.9%, and, as a result, load factors increased 1.7 p.p. to 81.2%. Revenues per ASK increased 6.2% during the second quarter 2016 when measured in BRL. When measured in US dollars, however, LATAM Airlines Brazil’s unit revenue decreased by 9.7%, driven by the 14.0% depreciation of the Brazilian real compared to second quarter 2015.

During the quarter, LATAM’s capacity on international routes increased by 7.9%. LATAM Airlines Brazil has continued to reduce capacity on routes with weaker demand, specifically between Brazil and the US, while LATAM Airlines and its affiliates added capacity on healthy routes, primarily between Spanish Speaking Countries and the US and Europe. Traffic increased by 8.0%, with passenger load factors growing by 0.1 p.p. to a healthy 84.6%. Revenues per ASK in international passenger operations decreased 17.0% as compared to the second quarter of 2015. This decline is mainly driven by weak demand from Brazil as well as increased competition and capacity from regional and international carriers.

Cargo revenues decreased by 22.3% in the quarter, driven by a 13.2% decline in cargo traffic and a 10.4% decline in cargo yields as compared to the second quarter of 2015. During the quarter, cargo traffic was affected by a strike in Chile, which negatively impacted fresh salmon exports. Additionally, imports from North America and Europe continue to show weakness, with Brazil still the most affected market, both internationally and domestically. Pressures on cargo yields continued during the quarter, mainly as a result the depreciation of local currencies and lower fuel surcharge. As a result, cargo revenues per ATK declined 17.2% as compared to the same quarter of the previous year.

LATAM and its affiliates continue working to adjust freighter capacity, while focused on maximizing the belly utilization of the passenger fleet. Along these lines, we are redelivering two of our four Boeing 777s-200F currently operated by LATAM by first quarter 2017. In the second quarter cargo capacity, as measured in ATKs, declined 6.1%, which includes a 13.4% reduction of freighter operations. Cargo load factors were weak as capacity management could not keep up with the decline in traffic, falling 4.0 percentage points.

Other revenues increased by 42.1%, amounting to US$143.9 million during the second quarter 2016. This growth is primarily due to an increase in revenues derived from Multiplus, gains on aircraft sale and leaseback transactions, and the sale of fixed assets. Additionally, during the second quarter 2015, other revenues were affected by a recognized loss related to the sale of the three A340s, of which there were no such losses this quarter.

Total operating expenses in the second quarter declined to US$2,109.3 million, a 12.0% reduction as compared to the second quarter of 2015. Cost per ASK equivalent (including net financial expenses) decreased by 10.5%, including the effect of the 30.6% decrease in fuel price paid per gallon (including hedge). Furthermore, cost per ASK equivalent excluding fuel dropped 3.4% compared to the same period in 2015. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased by 15.5%. The decrease is driven by a decline in average headcount, which is in line with capacity reductions in Brazil and the ongoing efficiency initiatives throughout the Company. This decline also reflects the positive impact of the depreciation of local currencies during the period.
•	Fuel costs decreased by 30.7% mainly as a result of a 26.9% decrease in the average fuel price per gallon (excluding hedge) as compared to the second quarter of 2015. Furthermore, fuel hedge losses totaled US$2.5 million, relative to a US$40.2 million loss in the second quarter 2015. At the same time, the Company recognized an US$18.0 million loss related to foreign currency hedging contracts, mainly Brazilian reais, compared to a US$4.4 million gain recognized in the same period of last year.
•	Commissions to agents decreased by 15.3% in line with the decline in sales and an increase in the percentage of direct sales.
•	Depreciation and amortization decreased by 1.9% mainly explained by a decrease in maintenance depreciation and the positive impact of the depreciation of the Brazilian real throughout the quarter, despite the increase in the number of owned aircraft.
•	Other rental and landing fees decreased by 4.4% mainly due to a decline in the rental of cargo capacity from third parties in line with the slowdown of demand, and cost savings in our handling expenses, despite an increase in aeronautical rates.
•	Passenger service expenses decreased by 5.9% due to a 1.9% decrease in passengers transported and lower variable costs.

•	Aircraft rentals increased by 7.6% as a result of the incorporation of more modern aircraft under operating leases. The Company had more Airbus A321s and Boeing 787s this year while phasing out Airbus A330s partially and Bombardier Dash8/200s completely relative to the second quarter 2015, bringing the total number of leased aircraft to 109, versus 106 during second quarter 2015.
•	Maintenance expenses continued to decrease significantly this quarter by 24.9% due to efficiencies related to the renewal of our fleet and savings from external service providers. Additionally, in second quarter 2015, the Company recognized a one-time loss of US$5.6 million resulting from aircraft redelivery costs. Excluding last year’s one-time cost, maintenance expenses decreased 21.0%.
•	Other operating expenses increased by 17.4%, mainly due to a one-time benefit recognized in the second quarter of 2015 as a result of negotiations for the change in our passenger service system. In addition, during the second quarter of 2016 we recognized lower reversals of tax contingencies in Brazil, which are recurring during the year.

Non-operating results

•	Interest income increased by 53.5% to US$20.6 million in second quarter 2016 from US$13.4 million in the same period 2015 mainly due to the currency mix, which increased the average cash invested in Brazilian reais during the quarter, with higher interest rates.
•	Interest expense fell by 6.0% to US$103.6 million in second quarter 2016 from US$110.3 million, as the Company recognized one-time costs related to the early tender offer for the TAM Capital 2 bond in the second quarter 2015.
•	Under Other income (expense), the Company recognized a US$59.0 million net gain, including a foreign exchange gain of US$75.5 million driven by the appreciation of 10.6% in the Brazilian real during the quarter, as compared to March 31, 2016. This compares to the US$20.2 million gain in other income (expense) in the second quarter 2015, which included a foreign exchange gain of US$35.4 million. Other non-operating expenses was also negatively impacted by a one-time cost associated with the recognition of fines agreed to with the DOJ and SEC as outlined in the Material Fact issued on July 25. The fines were fully recognized in the second quarter 2016, reaching a total amount of US$22 million.

LIQUIDITY AND FINANCING

At the end of the second quarter 2016, LATAM reported US$1,234 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets, equivalent to 13.2% of net revenue of the last twelve months. Additionally, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$557 million, US$418 million of which was funded directly by LATAM.

As previously announced, the Company has entered into a subscription agreement under which Qatar Airways will acquire up to 10% of LATAM's total shares in connection with a capital increase for the amount of US$613 million at a price of US$10 per share. The proceeds, expected to be received during the fourth quarter, will be used to strengthen the financial position of the Company, reducing debt while expecting to end the year with a cash position of approximately US$1.5 billion, which we consider to be an adequate level for the Company under current market conditions.

LATAM’s financial debt during the second quarter 2016 totaled US$8,956 million, a decrease of approximately 3.3% as compared to the first quarter 2016. For the second half of 2016, the Company has debt maturities of approximately US$573 million.

For 2016, fleet commitments amount to US$1,952 million, of which 41% are capital expenditure requirements in the form of financial leases and 59% are operating leases. Year to date, we have completely financed our fleet obligations for 2016. In addition, LATAM has a non-fleet CAPEX of approximately US$450 million per year, including maintenance, expenditures on spare engines, components, information technology, among others.

One of the objectives of LATAM Airlines Group is to reduce the volatility of our financial results and cash flow caused by external factors such as foreign exchange rates and fuel price fluctuations. Accordingly, the Company has hedged approximately 35% of its estimated total net Brazilian reais monthly operating exposure for the next twelve months through foreign exchange derivative contracts. In addition, LATAM has hedged other foreign exchange exposures including Euro, Chilean Peso, Colombian Peso, British Pound and Australian Dollar.

In relation to fuel exposure, LATAM Airlines Group hedged approximately 30% of its estimated fuel consumption for the next twelve months. The Group’s fuel hedging strategy, based on a combination of Jet Fuel options, has allowed us to limit our potential fuel hedge losses to a maximum amount of US$35.6 million for the balance of 2016.

LATAM FLEET PLAN

In order to better align the Company’s fleet plan with market conditions, management has made headway on its plan for further reductions. The confirmed reductions currently amount to US$1.1 billion, in line with the Company’s previously announced plans to achieve a decrease of US$ 2.0 – 3.0 billion in our expected fleet assets by 2018.

These reductions will alleviate pressures on the balance sheet and create flexibility to better respond to market conditions over the coming years. The benefits of these reductions will be seen over the next two years in the form of lower leasing expenses and capital expenditures, along with a decreased need for financing.

In parallel, LATAM Airlines remains committed to offering passengers the best fleet in Latin America. As such, the Company will welcome the Airbus A320neo to its fleet, has received its third Airbus A350 and now operates twenty-two Boeing 787s. At the same time, the plan to fully phase out the Airbus A330s is on track to be completed by year end, and the Airbus A320 family fleet will steadily be reduced as utilization increases.

Our fleet commitments for 2017 have been substantially reduced to US$728 million and we have already secured financing for all four wide-body aircraft arriving next year.

At year end	2015	2016	2017	2018

Passenger Aircraft
Narrow Body
Airbus A319-100	50	48	45	45
Airbus A320-200	154	146	131	125
Airbus A320 Neo	0	2	7	12
Airbus A321-200	36	47	47	47
Airbus A321 Neo	0	0	0	6
TOTAL	240	243	230	235

Wide Body
Airbus A330-200	10	0	0	0
Boeing 767-300	38	37	36	34
Airbus A350-900	1	7	9	11
Boeing 777-300 ER	10	10	10	7
Boeing 787-8	10	10	10	10
Boeing 787-9	7	12	14	18
TOTAL	76	76	79	80

Cargo Aircraft
Boeing 777-200F	3	3	2	2
Boeing 767-300F	8	7	6	6
TOTAL	11	10	8	8

TOTAL FLEET	327	329	317	323

Fleet Commitment (US$ millions)	1,689	1,952	728	1,337

Note: This table does not include three 767-300Fs and one 777-200F that LATAM is currently subleasing to a third party.

GUIDANCE

Capacity growth guidance for 2016 remains unchanged (see table below). In addition, the Company maintains its guidance for an operating margin of between 4.5% and 6.5% for full year 2016.

2016
Guidance
ASK Growth (Passenger)	Total Network	(1)% - 1%
	International	3% - 5%
	Brazil Domestic	(12)% - (10)%
	SSC Domestic	6% - 8%

ATK Growth (Cargo)		(4)% - (2)%

Operating Margin		4.5% - 6.5%

LATAM filed its quarterly financial statements for the three month period ended June 30, 2016 with the Superintendencia de Valores y Seguros of Chile on August 11, 2016. These financial statements will be available in Spanish, Portuguese and English languages at www.latamairlinesgroup.net.

*****

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LATAM Airlines Group (before LAN Airlines) and its affiliates in Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A. (LATAM Airlines Brasil), including its business units TAM Transportes Aereos del Mercosur S.A., (LATAM Airlines Paraguay) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 138 destinations in 25 countries and cargo services to about 140 destinations in 29 countries, with a fleet of 323 aircraft. In total, LATAM Airlines Group S.A. has approximately 50.000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs.

LATAM is the new brand that has been adopted by the airline members of LATAM Airlines Group. The group has started to implement the LATAM brand to its customer contact points and aircraft, and will continue implementing LATAM in its products and services as part of a gradual roll-out that will last approximately three years

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.latam.com. Further information at www.latamairlinesgroup.net

*****

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the second quarter 2016 (in thousands of US Dollars)

	For the three month period ended June 30
	2016	2015	% Change

REVENUE
Passenger	1,706,714	1,977,161	-13.7%
Cargo	260,010	334,445	-22.3%
Other	143,909	101,248	42.1%
TOTAL OPERATING REVENUE	2,110,633	2,412,854	-12.5%

EXPENSES
Wages and Benefits	-446,407	-528,160	-15.5%
Aircraft Fuel	-468,004	-674,972	-30.7%
Comissions to Agents	-60,557	-71,520	-15.3%
Depreciation and Amortization	-230,706	-235,086	-1.9%
Other Rental and Landing Fees	-260,601	-272,478	-4.4%
Passenger Services	-62,824	-66,757	-5.9%
Aircraft Rentals	-138,554	-128,793	7.6%
Aircraft Maintenance	-86,949	-115,725	-24.9%
Other Operating Expenses	-354,725	-302,146	17.4%
TOTAL OPERATING EXPENSES	-2,109,327	-2,395,637	-12.0%

OPERATING INCOME	1,306	17,217	-92.4%
Operating Margin	0.1%	0.7%	-0.7 pp

Interest Income	20,554	13,394	53.5%
Interest Expense	-103,583	-110,250	-6.0%
Other Income (Expense)	59,031	20,219	192.0%

INCOME BEFORE TAXES AND MINORITY INTEREST	-22,692	-59,420	-61.8%
Income Taxes	-62,572	13,400	-567.0%

INCOME BEFORE MINORITY INTEREST	-85,264	-46,020	85.3%

Attributable to:
Shareholders	-92,075	-49,727	85.2%
Minority Interest	6,811	3,707	83.7%

NET INCOME	-92,075	-49,727	85.2%
Net Margin	-4.4%	-2.1%	-2.3 pp

Effective Tax Rate	-275.7%	22.6%	-298.3 pp

EBITDA	232,012	252,303	-8.0%
EBITDA Margin	11.0%	10.5%	0.5 pp.

EBITDAR	370,566	381,096	-2.8%
EBITDAR Margin	17.6%	15.8%	1.8 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the second quarter 2016 (in thousands of US Dollars)

	For the six month period ended June 30
	2016	2015	% Change

REVENUE
Passenger	3,665,004	4,320,688	-15.2%
Cargo	535,977	684,767	-21.7%
Other	237,269	198,541	19.5%
TOTAL OPERATING REVENUE	4,438,250	5,203,996	-14.7%

EXPENSES
Wages and Benefits	-935,123	-1,103,849	-15.3%
Aircraft Fuel	-929,437	-1,419,037	-34.5%
Comissions to Agents	-127,186	-154,083	-17.5%
Depreciation and Amortization	-470,157	-472,534	-0.5%
Other Rental and Landing Fees	-521,653	-558,383	-6.6%
Passenger Services	-140,276	-144,518	-2.9%
Aircraft Rentals	-272,157	-257,691	5.6%
Aircraft Maintenance	-181,744	-229,698	-20.9%
Other Operating Expenses	-640,101	-620,006	3.2%
TOTAL OPERATING EXPENSES	-4,217,834	-4,959,799	-15.0%

OPERATING INCOME	220,416	244,197	-9.7%
Operating Margin	5.0%	4.7%	0.3 pp

Interest Income	31,418	31,884	-1.5%
Interest Expense	-206,632	-205,583	0.5%
Other Income (Expense)	130,465	-177,746	-173.4%

INCOME BEFORE TAXES AND MINORITY INTEREST	175,667	-107,248	-263.8%
Income Taxes	-144,899	36,953	-492.1%

INCOME BEFORE MINORITY INTEREST	30,768	-70,295	-143.8%

Attributable to:
Shareholders	10,133	-89,674	-111.3%
Minority Interest	20,635	19,379	6.5%

NET INCOME	10,133	-89,674	-111.3%
Net Margin	0.2%	-1.7%	2.0 pp

Effective Tax Rate	82.5%	34.5%	48.0 pp

EBITDA	690,573	716,731	-3.6%
EBITDA Margin	15.6%	13.8%	1.8 pp.

EBITDAR	962,730	974,422	-1.2%
EBITDAR Margin	21.7%	18.7%	3.0 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended			For the six month period ended
	June 30			June 30
	2016	2015	% Change	2016	2015	% Change

System
ASKs-equivalent (millions)	49,001	49,883	-1.8%	101,707	102,120	-0.4%
RPKs-equivalent (millions)	34,687	35,510	-2.3%	73,048	73,750	-1.0%
Overall Load Factor (based on ASK-equivalent)%	70.8%	71.2%	-0.4 pp	71.8%	72.2%	-0.4 pp
Break-Even Load Factor (based on ASK-equivalent)%	73.7%	73.6%	0.1 pp	73.1%	68.2%	4.9 pp
Yield based on RPK-equiv (US Cent)	5.7	6.5	-12.9%	5.8	6.8	-15.3%
Operating Revenues per ASK-equiv (US Cent)	4.0	4.6	-13.4%	4.1	4.9	-15.7%
Costs per ASK-equivalent (US Cent)	4.5	5.0	-10.5%	4.4	5.1	-13.9%
Costs per ASK-equivalent ex fuel (US Cents)	3.5	3.6	-3.4%	3.5	3.7	-6.3%
Fuel Gallons Consumed (millions)	280.1	292.3	-4.2%	586.9	599.2	-2.1%
Fuel Gallons Consumed per 1,000 ASKs-equivalent	5.7	5.9	-2.5%	5.77	5.87	-1.7%
Fuel Price (with hedge)	1.6	2.3	-30.6%	1.55	2.38	-34.9%
Fuel Price (without hedge)	1.6	2.2	-26.9%	1.50	2.14	-29.9%
Average Trip Length (thousands km)	1.7	1.6	3.7%	1.7	1.6	4.3%
Total Number of Employees (average)	50,532	52,944	-4.6%	51,096	53,294	-4.1%
Total Number of Employees (end of the period)	49,905	52,961	-5.8%	49,905	52,961	-5.8%

Passenger
ASKs (millions)	31,809	31,569	0.8%	66,547	65,201	2.1%
RPKs (millions)	26,298	25,837	1.8%	55,457	53,875	2.9%
Passengers Transported (thousands)	15,492	15,791	-1.9%	32,592	33,037	-1.3%
Load Factor (based on ASKs) %	82.7%	81.8%	0.8 pp	83.3%	82.6%	0.7 pp
Yield based on RPKs (US Cents)	6.5	7.7	-15.2%	6.6	8.0	-17.6%
Revenues per ASK (US cents)	5.4	6.3	-14.3%	5.5	6.6	-16.9%

Cargo
ATKs (millions)	1,633	1,740	-6.1%	3,340	3,507	-4.8%
RTKs (millions)	797	919	-13.3%	1,671	1,888	-11.5%
Tons Transported (thousands)	224	247	-9.4%	458	484	-5.3%
Load Factor (based on ATKs) %	48.8%	52.8%	-4.0 pp	50.0%	53.8%	-3.8 pp
Yield based on RTKs (US Cents)	32.6	36.4	-10.4%	32.1	36.3	-11.6%
Revenues per ATK (US Cents)	15.9	19.2	-17.2%	16.0	19.5	-17.8%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

* Fuel Gallons Consumed per 1,000 ASKs-equivalent

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30	As of December 31
	2016	2015

Assets:

Cash, and cash equivalents	637,397	753,497
Other financial assets	633,727	651,348
Other non-financial assets	302,897	330,016
Trade and other accounts receivable	870,274	796,974
Accounts receivable from related entities	353	183
Inventories	228,436	224,908
Tax assets	80,219	64,015
Non-current assets and disposal groups held for sale	87,809	1,960
Total current assets	2,841,112	2,822,901

Property and equipment	10,997,106	10,938,657
Goodwill	2,752,135	2,280,575
Intangible assets other than goodwill	1,591,756	1,321,425
Other non- current assets	864,588	737,860
Total non- current assets	16,205,585	15,278,517

Total assets	19,046,697	18,101,418

Liabilities and shareholders' equity:

Other financial liabilities	1,883,447	1,644,235
Trade and other accounts payables	1,550,070	1,483,957
Tax liabilities	24,906	19,378
Other non-financial liabilities	2,761,558	2,493,402
Total current liabilities	6,219,981	5,640,972

Other financial liabilities	7,118,950	7,532,385
Accounts payable	371,104	417,050
Other provisions	520,742	424,497
Deferred tax liabilities	925,963	811,565
Employee benefits	76,371	65,271
Other non-financial liabilities	274,374	272,130
Total non-current liabilities	9,287,504	9,522,898

Total liabilities	15,507,485	15,163,870

Share capital	2,545,705	2,545,705
Retained earnings	324,766	317,950
Treasury Shares	(178)	(178)
Other reserves	579,411	(6,942)
Equity attributable to the parent company’s equity holders	3,449,704	2,856,535
Minority interest	89,508	81,013

Total net equity	3,539,212	2,937,548

Total liabilities and equity	19,046,697	18,101,418

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars)

	As of June 30,	As of June 30,
	2016	2015

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	4,899,179	5,701,558
Other cash receipts from operating activities	32,923	43,060

Payments for operating activities
Payments to suppliers for goods and services	(3,143,525)	(3,554,526)
Payments to and on behalf of employees	(1,187,656)	(1,128,812)
Other payments for operating activities	(86,060)	(151,537)

Interest Received	5,508	13,544
Income Taxes refunded (paid)	(33,127)	(20,878)
Other cash inflows (outflows)	(68,147)	(93,879)

Net cash flows from operating activities	419,095	808,530

Cash flow used in investing activities
Cash flows utilized to obtain control of subsidiaries or other entities	-	-
Other cash receipts from sales of equity or debt instruments of other entities	1,507,952	200,455
Other payments to acquire equity or debt instruments of other entities	(1,355,394)	(204,439)
Amounts raised from sale of property, plant and equipment	20,451	22,191
Purchases of property, plant and equipment	(409,770)	(490,229)
Amounts raised from sale of intangible assets	4	17
Purchases of intangible assets	(27,835)	(10,487)
Other cash inflows (outflows)	(2,056)	23,671

Net cash flows used in investing activities	(266,648)	(458,821)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	-	-
Payments to acquire shares from society	-	45
Amounts raised from long-term loans	844,282	709,543
Amounts raised from short-term loans	230,000	45,000
Loans repayment	(886,880)	(677,644)
Payments of finance lease liabilities	(159,519)	(158,113)
Dividends paid	(19,799)	(17,836)
Interest paid	(201,684)	(171,469)
Other cash inflows (outflows)	(165,390)	24,163

Net cash flows from (used in) financing activities	(358,990)	(246,311)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(206,543)	103,398
Effects of variations in the exchange rate on cash and equivalents	90,443	(18,823)
Net increase (decrease) in cash and cash equivalents	(116,100)	84,575

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	753,497	989,396

CASH AND CASH EQUIVALENTS AT END OF PERIOD	637,397	1,073,971

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30	As of December 31
	2016	2015

Total Assets	19,046,697	18,101,418
Total Liabilities	15,507,485	15,163,870
Total Equity*	3,539,212	2,937,548
Total Liabilities and Shareholders equity	19,046,697	18,101,418

Net Debt
Current and long term portion of loans from financial institutions	7,801,714	7,685,765
Current and long term portion of obligations under capital leases	1,118,066	1,340,638
Other liabilities current and long term portion	35,735	35,042
Cash and cash equivalents	-1,234,146	-1,361,119
Total Net Debt	7,721,369	7,700,326
Plus: 7 x last twelve months'aircraft rent	3,777,193	3,675,938
Adjusted Net Debt	11,498,562	11,376,264

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of June 30	As of December 31
	2016	2015

Cash and Equivalents as % of LTM revenues	13.2%	13.4%

Adjusted Gross Debt (US$ thousands)	12,732,708	12,737,383
Adjusted Gross Debt / EBITDAR (LTM)	6.5	6.5

Adjusted Net Debt (US$ thousands)	11,498,562	11,376,264
Adjusted Net Debt / EBITDAR (LTM)	5.9	5.8

LATAM Airlines Group S.A.

Consolidated Fleet

	As of June 30, 2016
	Off-Balance	On-Balance	Total

Passenger Aircraft
Airbus A319-100	12	36	48
Airbus A320-200	57	93	150
Airbus A321-200	13	30	43
Airbus A330-200	2	3	5
Airbus A350-900	-	3	3
Boeing 767-300	3	34	37
Boeing 777-300 ER	6	4	10
Boeing 787-800	4	6	10
Boeing 787-900	8	4	12
TOTAL	105	213	318

Cargo Aircraft
Boeing 777-200F	2	2	4
Boeing 767-300F	3	8	11
TOTAL	5	10	15

TOTAL FLEET	110	223	333

Note: This table does include three B767-300F and one B777-200F that Latam is currently leasing to a third party.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO